

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 22, 2008

Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

       RE: Teledyne Technologies Incorporated
               Form 10-K for the fiscal year ended December 30, 2007
               Filed February 28, 2008
               File #1-15295

Dear Mr. Schnittjer:

      We have reviewed your response letter dated July 16, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 30, 2007
Note 3. Business Acquisitions, Goodwill and Intangible Assets, page 79

1. We note your response to our prior comment one. The disclosure on page 44 of your 2007 10-K of the maximum redemption amount of your cash obligation does not address how you considered the requirements of ASR 268 and EITF Topic D-98 in determining whether you should include the minority interest shares of Ocean Design, Inc. yet to be acquired on your balance sheet and adjusting the shares to their appropriate redemption value at each reporting date. As previously requested, please provide us with a specific and comprehensive discussion of how you considered the requirements of ASR 268 and EITF Topic D-98. In this regard, it appears to us that it is probable that the minority shares will become redeemable. Therefore, please specifically address paragraph 16 of EITF Topic D-98 in your discussion of how you considered measuring the redemption value of the minority shares. We note your statement that the share purchase price is based on a formula. Please further explain how this formula is calculated. In addition, please specifically address what consideration you gave to paragraph 19

of EITF Topic D-98 in determining the impact on your earnings per share calculation.

We also note your statement that in the future you will consider reporting the minority interest liability and the related increase to goodwill. Please clarify for us why you believe the increase should be reflected in goodwill and tell us what specific accounting literature you referenced.

To the extent that you believe this arrangement is not material to your financial statements, please provide us with a comprehensive discussion regarding how you considered all of the relevant quantitative and qualitative factors during the historical periods in which the minority shares were outstanding. Reference SAB 99 and SAB 108.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief